SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31949]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

December 23, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of December 2015. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on January 19, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

College and University Facility Loan Trust One [File No. 811-05291]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 10 beneficial owners and will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Dates: The application was filed on November 18, 2015, and amended on November 19, 2015 and November 20, 2015.

Applicant's Address: c/o U.S. Bank National Association, One Federal Street, Boston, MA 02110.

Ramius IDF LLC [File No. 811-22494]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of securities and does not propose to make a public offering. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(7) of the Act.

Filing Dates: The application was filed on November 19, 2015, and amended on December 3, 2015.

Applicant's Address: 830 Third Avenue, 4th Floor, New York, New York 10022.

Ramius IDF Master Fund LLC [File No. 811-22493]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of securities and does not propose to make a public offering. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(7) of the Act.

Filing Dates: The application was filed on November 19, 2015, and amended on December 3, 2015.

Applicant's Address: 830 Third Avenue, 4th Floor, New York, New York 10022.

GMAM Absolute Return Strategies Fund, LLC [File No. 811-21259]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(7) of the Act.

Filing Date: The application was filed on November 20, 2015.

Applicant's Address: 1345 Avenue of the Americas, 20th Floor, New York, NY 10105.

Outlook Funds Trust [File No. 811-22909]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 13, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $3,378 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on November 25, 2015.

Applicant's Address: Three Canal Plaza, Suite 600, Portland, ME 04101.

Morgan Stanley Eastern Europe Fund, Inc. [File No. 811-08346]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 20, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant has nine uncashed distribution checks that are being held by applicant's transfer agent until these shareholders are located or until a period specified by state law. Expenses of $53,897 incurred in connection with the liquidation were paid by applicant.

Filing Date: The application was filed on December 3, 2015.

Applicant's Address: c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York 10036.

ING Mayflower Trust [File No. 811-07978]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Voya Global Value Advantage Fund, and on July 13, 2013, made a final distribution to its shareholders based on net asset value. Expenses of $250,950 incurred in connection with the reorganization were paid by applicant's investment adviser.

Filing Dates: The application was filed on February 2, 2015, and amended on August 12, 2015 and December 18, 2015.

Applicant's Address: 7337 E. Doubletree Ranch Road, Suite 100, Scottsdale, AZ 85258.

Hatteras Global Private Equity Partners Institutional, LLC [File No. 811-22257]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 holders of its securities, and is not presently making, has never made, and does not propose to make a public offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

<u>Filing Date</u>: The application was filed on December 21, 2015.

<u>Applicant's Address</u>: 6601 Six Forks Road, Suite 340, Raleigh, North Carolina, 27615.

 For the Commission, by the Division of Investment Management, pursuant to delegated authority.

       Brent J. Fields
       Secretary